SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)

EMERGENT CAPITAL, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

29102N105
(CUSIP Number)

JAMES G. WOLF c/o Emergent Capital, Inc. 5355 Town Center Road, Suite 701 Boca Raton, FL 33486 561-995-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☒

Page 1 of 3 pages

CUSIP No. 29102N105		13D	Page 2 of 3 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): James G. Wolf
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * PF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
NUMBER OF	7.	SOLE VOTING POWER
SHARES		9,662,701
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		9,662,701
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,662.701
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.1%
14.		TYPE OF REPORTING PERSON IN

Page 2 of 3 pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value, (the "Common Stock") of Emergent Capital, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 5355 Town Center Road, Suite 701, Boca Raton, Florida 33486.

Item 2. Identity and Background

a.	Name: James G. Wolf
b.	Residence and Business Address: 97 Friendfield Hall, Kiawah Island, SC 29455
c.	Present employment: - Self
d.	During the past five years, James G. Wolf has not been convicted in any criminal proceeding.
e.	During the past five years, James G. Wolf has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The filing of this form was necessitated by the election of the Reporting Person to serve as a member of the Company's Board of Directors. The shares owned beneficially by the Reporting Person, as reported on this form, were purchased prior to the said election. The acquisition by the Reporting Person of shares representing more than 5% of the Company's outstanding shares was reported on a Schedule 13G filed on February 7, 2019. All of the shares were purchased for cash, the source of which was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(c) Since December 29, 2018, the Reporting Person has purchased for his own account a total of 4,100,000 shares of the Company's common stock for an aggregate purchase price of $242,680, and has purchased for accounts under his control a total of 207,710 shares of the Company's common stock for an aggregate purchase price of $15,872. All such purchases were made on the public market.

(d) The right to receive dividends and to receive the proceeds of the sale of the securities is held, as to 862,701 of the shares, by persons other than the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2019	/s/ James G. Wolf
James G. Wolf

Page 3 of 3 pages